FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 7, 2007

Commission File Number   001-16125

Advanced Semiconductor Engineering, Inc.
(Exact name of Registrant as specified in its charter)

26 Chin Third Road
Nantze Export Processing Zone
Kaoshiung, Taiwan
Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	_	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR
ENGINEERING, INC.

Date: February 7, 2007	By:	/s/ Joseph Tung

	Name:	Joseph Tung
	Title:	Chief Financial Officer

Item 1

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc.	Joseph Tung, CFO / Vice President
Room 1901, No. 333, Section 1	Freddie Liu, Vice President
Keelung Road, Taipei, Taiwan, 110	ir@aseglobal.com
Tel: + 886.2.8780.5489	Clare Lin, Director (US Contact)
Fax: + 886.2.2757.6121	clare.lin@aseus.com
http://www.aseglobal.com	Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED
CONSOLIDATED FINANCIAL RESULTS FOR YEAR 2006 FOURTH-QUARTER AND FULL-YEAR

Taipei, Taiwan, R.O.C., February 6, 2007 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited consolidated net revenues1 of NT$22,574 million for the fourth quarter of 2006 (4Q06), down 15% year-over-year and down 16% sequentially2. Net income for the quarter totaled NT$2,734 million, down from NT$2,942 million in 4Q05 and down from NT$4,181 million in 3Q06. Diluted earnings per share for the quarter was NT$0.59 (or US$0.090, per ADS), compared to NT$0.65 for 4Q05 and NT$0.91 for 3Q06.

For the full year of 2006, the Company reported net revenues of NT$100,424 million and net income of NT$17,416 million. Diluted earnings per share for the full year of 2006 was NT$3.77, or US$0.580 per ADS.

RESULTS OF OPERATIONS

4Q06 Results Highlights

•	Net revenues contribution from IC packaging operations (including module assembly), testing operations, and others were NT$17,186 million, NT$4,797 million and NT$591 million, respectively, and each represented approximately 76%, 21% and 3% respectively, of total net revenues for the quarter.
•	Cost of revenues was NT$16,176 million, down 19% year-over-year and down 12% sequentially.
	—	As a percentage of total net revenues, cost of revenues was 72% in 4Q06, down from 75% in 4Q05 and up from 69% in 3Q06.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP. Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and review by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results for any future period.

2 In October 2005, the Company disposed of its camera module assembly operation in Malaysia. Accordingly, the historical consolidated financial information presented in this press release has been retroactively adjusted to net out the results of these discontinued operations, which will be presented as a separate line item in our consolidated statement of operations. The consolidated financial information presented herein represents the results of continuing operations only.

February 6, 2007

Advanced Semiconductor Engineering, Inc.

	—	Raw material cost totaled NT$5,995 million during the quarter, representing 27% of total net revenues; compared with NT$7,557 million and 28% of revenues in the previous quarter.
	—	Depreciation, amortization and rental expenses totaled NT$3,787 million during the quarter, down 2% year-over-year and down 1% sequentially.
•	Total operating expenses during 4Q06 were NT$2,175 million, including NT$690 million in R&D and NT$1,485 million in SG&A. Total operating expenses as a percentage of net revenues for the current quarter were 10%, up from 9% in 4Q05 and up from 8% in 3Q06.
•	Operating profit for the quarter totaled NT$4,223 million, down from NT$6,093 million in the previous quarter. Operating margin decreased from 23% in 3Q06 to 19% in 4Q06.
•	In terms of non-operating items,
	—	Net interest expense was NT$214 million, down from NT$303 million a quarter ago, primarily due to decrease in total bank loan.
	—	Net exchange gain of NT$159 million was mainly attributable to the exchange gain in U.S. dollar-based loans and payables due to the depreciation of the US dollar against the New Taiwan dollar, and the exchange gain from the appreciation of the Renminbi against the U.S. dollar.
	—	Gain on long-term investment was NT$136 million relating to investment income from minority-owned affiliates, including NT$100 million of investment income from Universal Scientific Industrial Co. ("USI"), NT$47 million of investment income from InveStar Burgeon Venture Capital, Inc., NT$9 million of investment loss from Hung Ching Construction, and NT$2 million of investment loss from Hung Ching Kwan Co.
	—	Other non-operating expenses were primarily related to inventory provision adjustment and other miscellaneous expenses. Together with other non-operating expenses, total non-operating expenses for the quarter was NT$185 million, compared to NT$954 million for 4Q05 and NT$554 million for 3Q06.
•	Income before tax was NT$4,038 million for 4Q06, compared with NT$5,539 million in the previous quarter. We recorded an income tax expense of NT$766 million during the quarter. Minority interest adjustment was NT$538 million.
•	In 4Q06, net income was NT$2,734 million, compared to net income of NT$2,942 million for 4Q05 and NT$4,181 million for 3Q06.
•	Our total number of shares outstanding at the end of the quarter was 4,427,237,177, excluding treasury stock. Our diluted EPS for 4Q06 was NT$0.59, or US$0.090 per ADS, based on 4,693,690,488 weighted average number of shares outstanding during the fourth quarter.

2006 Full-year Results

•	Net revenues for the full year of 2006 amounted to NT$100,424 million, up 20% from 2005. The revenue contribution from IC packaging operations (including module assembly), testing operations, and others were NT$76,820 million, NT$21,430 million, and NT$2,174 million, respectively, and each represented approximately 77%, 21% and 2% respectively, of total net revenues for the year.
•	Costs of revenues for the full year of 2006 were NT$71,644 million, up 3% compared to 2005.
	—	As a percentage of net revenues, cost of revenues was 71% in 2006, down from 83% in 2005.

February 6, 2007

Advanced Semiconductor Engineering, Inc.

	—	Depreciation, amortization and rental expenses totaled NT$15,096 million during the year, down 4% compared to 2005. As a percentage of net revenues, depreciation, amortization and rental expenses were 15% during the year, down from 19% in 2005. The decrease in depreciation, amortization and rental expense was primarily due to the improved machinery utilization, lower capital expenditure and retirement of machinery.
•	Gross profit for the year was NT$28,780 million, up 98% compared to NT$14,518 million in 2005. Gross margin was 29% for the year, up from 17% in 2005.
•	Total operating expenses during 2006 were NT$8,334 million, including NT$2,632 million in R&D and NT$5,702 million in SG&A. Total operating expenses as a percentage of net revenues was 8% in 2006, down from 10% in 2005.
•	Operating income for the year was NT$20,446 million, compared to income of NT$5,819 for the previous year. Operating margin was 20% in 2006, which increased from 7% in 2005.
•	In terms of non-operating items,
	—	Net interest expense was NT$1,214 million, down from NT$1,398 million in 2005 primarily due to a decrease in total bank loans.
	—	Gain on long-term investment was NT$499 million, primarily attributed to the income from USI and InveStar Burgeon Venture Capital, Inc., partially offset by the investment loss from Hung Ching Construction.
	—	We reached final settlement with our insurers on June 27, 2006 with regards to the fire damage incurred to ASE's Chung-Li plants. The final settlement amount was NT$8,068 million. Fire loss recovery recognized in the year was NT$4,574 million. Netting out other non-operating expenses, non-operating income for the year was NT$1,806 million, compared to non-operating expenses of NT$11,493 million for 2005, which includes fire loss of NT$8,838 million recognized in the year.
•	Income before tax was NT$22,252 million for 2006. We recognized an income tax expense of NT$2,085 million during the year. Minority interest adjustment was NT$2,408 million.
•	In 2006, net income amounted to NT$17,416 million, compared with a net loss of NT$4,691 in the same period 2005.
•	Our total shares outstanding at the end of the year were 4,427,237,177, excluding treasury stock. Our diluted EPS for 2006 was NT$3.77, or US$0.580 per ADS, based on 4,664,594,732 weighted average number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

•	As of December 31, 2006, our cash and other financial assets totaled NT$26,639 million, down from NT$30,476 million as of September 30, 2006.
•	Capital expenditures in 4Q06 totaled US$73 million, of which US$33 million was for IC packaging, US$33 million was for testing, and US$7 million was for interconnect materials.
•	For the full year 2006, the company spent US$363 million of capital expenditures, including US$161 million for IC packaging, US$133 million for testing, and US$69 million for IC substrate.
•	As of December 31, 2006, we had total bank debts of NT$37,897 million, down from NT$47,348 million as of September 30, 2006 and down from NT$53,385 as of December 31, 2005. Total bank debts consisted of NT$2,868 million of revolving working capital loans, NT$1,833 million of current portion of long-term debts, NT$3,798 million of current portion of bonds payable, NT$23,639 million of long-term debts and NT$5,759 million of long-term

February 6, 2007

Advanced Semiconductor Engineering, Inc.

bonds payable. Total unused banking facilities were NT$41,560 million.
•	Current ratio as of December 31, 2006 was 1.74, compared to 1.66 as of September 30, 2006 and net debt to equity ratio was 0.15 as of December 31, 2006.
•	Total number of employees was 26,986 as of December 31, 2006.

BUSINESS REVIEW

IC Packaging Services3

•

Net revenues generated from our IC packaging operations were NT$17,186 million during the quarter, down by NT$3,598 million or 17% year-over-year and down by NT$3,188 million or 16% sequentially. On a sequential basis, the decrease in packaging revenue was primarily due to volume decrease.

•	Revenues from advanced substrate and leadframe-based packaging accounted for 82% of total IC packaging revenues during the quarter, down by two percentage points from the previous quarter.
•	Gross margin for our IC packaging operations was 25%, up by six percentage points year-over-year and decreased slightly by 0.8 percentage point sequentially.
•

Capital expenditure for our IC packaging operations amounted to US$33 million during the quarter, of which US$31 million was for wirebonding packaging capacity, and US$2 million was for wafer bumping and flip chip packaging equipment.

•	As of December 31, 2006, there were 6,526 wirebonders in operation, of which 35 wirebonders were added and 53 wirebonders were disposed of during the quarter.
•	Revenues from flip chip packages and wafer bumping services accounted for 12% of total packaging revenue, down by two percentage points from the previous quarter.

Testing Services

•

Net revenues generated from our testing operations were NT$4,797 million, down by NT$470 million or 9% year-over-year and down by NT$1,013 million or 17% sequentially. Testing ASP remained relatively unchanged compared to 3Q06. The decrease in testing revenue was primarily due to volume decrease.

•	Final testing contributed 77% to total testing revenues, up by one percentage point from the previous quarter. Wafer sort contributed 18% to total testing revenues, down by one percentage point from the previous quarter. Engineering testing contributed 5% to total testing revenues, relatively unchanged from the previous quarter.
•	Depreciation, amortization and rental expense associated with testing operation amounted to NT$1,556 million, down from NT$1,700 million in 4Q05 and down from NT$1,597 million in 3Q06.
•	In 4Q06, gross margin for our testing operations was 36%, down by four percentage points year-over-year and down by eight percentage points sequentially. The sequential decrease in gross margin was primary due to the decrease of sales.
•	Capital spending on our testing operations amounted to US$33 million during the quarter.
•	As of December 31, 2006, there were 1,305 testers in operation, of which 20 testers were added and 11 testers were disposed of during the quarter.

Substrate Operations

•	PBGA substrate manufactured by ASE amounted NT$1,869 million for the quarter, down by NT$124 million or 6% from a year-ago quarter, and down by NT$304 million or 14% from the

3 IC packaging services include module assembly services.

February 6, 2007

Advanced Semiconductor Engineering, Inc.

previous quarter. Of the total output of NT$1,869 million, NT$591 million was from sales to external customers.
•	Gross margin for substrate operation was 24% during the quarter, down by three percentage points compared with a year-ago quarter, and up by one percentage point compared with previous quarter.
•	In 4Q06, the Company’s internal substrate manufacturing operations supplied 45% (by value) of our total substrate requirements.
•	As of December 31, 2006, the Company’s PBGA capacity was at 48 million units per month.

Customers

•

Our five largest customers together accounted for approximately 27% of our net revenues in 4Q06, down from 30% in 4Q05 and down from 28% in 3Q06. No single customer accounted for more than 10% of our total net revenues.

•	Our top 10 customers contributed 43% of our net revenues during the quarter, down from 46% in 4Q05 and down from 44% in 3Q06.
•	Our customers that are integrated device manufacturers, or IDMs, accounted for 47% of our revenues in 4Q06, compared to 41% in 4Q05 and 44% in 3Q06.

About ASE, Inc.

ASE, Inc. is the world's largest independent provider of IC packaging services and, together with its subsidiary ASE Test Limited (Nasdaq: ASTSF), the world's largest independent provider of IC testing services, including front-end engineering testing, wafer probing and final testing services. ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., IBM Corporation, NVIDIA Corporation, Koninklijke Philips Electronics N.V., Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc. With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2005 Annual Report on Form 20-F filed on June 19, 2006.

February 6, 2007

Supplemental Financial Information

Consolidated Operations
Amounts in NT$ Millions	4Q/06	3Q/06	4Q/05
Net Revenues Revenues by End Application	22,574	26,726	26,404
Communication	39%	38%	36%
Computer	24%	21%	27%
Automotive and Consumers	37%	40%	35%
Others	0%	1%	2%
Revenues by Region
North America	54%	53%	51%
Europe	13%	14%	12%
Taiwan	18%	17%	21%
Japan	10%	11%	10%
Other Asia	5%	5%	6%

IC Packaging Services
Amounts in NT$ Millions	4Q/06	3Q/06	4Q/05
Net Revenues Revenues by Packaging Type	17,186	20,374	20,784
Advanced substrate &
leadframe based	82%	84%	81%
Traditional leadframe based	5%	5%	6%
Module assembly	8%	6%	10%
Others	5%	5%	4%
Capacity
CapEx (US$ Millions) *	33	47	43
Number of Wirebonders	6,526	6,544	6,366
Wafer Bumping 8” (pcs/month)	80,000	80,000	70,000
Wafer Bumping 12” (pcs/month)	15,000	15,000	15,000

Testing Services
Amounts in NT$ Millions	4Q/06	3Q/06	4Q/05
Net Revenues Revenues by Testing Type	4,797	5,810	4,410
Final test	77%	76%	80%
Wafer sort	18%	19%	17%
Engineering test	5%	5%	3%
Capacity
CapEx (US$ Millions) *	33	29	21
Number of Testers	1,305	1,296	1,304

* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the year ended

	Dec. 31	Sep. 30	Dec. 31	Dec. 31	Dec. 31
	2006	2006	2005	2006	2005
Net revenues:
IC Packaging	17,186	20,374	20,784	76,820	66,023
Testing	4,797	5,810	5,267	21,430	17,122
Others	591	542	353	2,174	891

Total net revenues	22,574	26,726	26,404	100,424	84,036

Cost of revenues	16,176	18,479	19,849	71,644	69,518

Gross profit	6,398	8,247	6,555	28,780	14,518

Operating expenses:
Research and development	690	663	766	2,632	2,785
Selling, general and administrative	1,485	1,491	1,537	5,702	5,914

Total operating expenses	2,175	2,154	2,303	8,334	8,699

Operating income (loss)	4,223	6,093	4,252	20,446	5,819

Net non-operating (income) expenses:
Interest expenses - net	214	303	390	1,214	1,398
Foreign exchange loss (gain)	(159)	89	105	(93)	(175)
Loss (gain) on long-term investment	(136)	(219)	(48)	(499)	(80)
Loss (gain) on disposal of assets	35	33	32	99	137
Others	231	348	475	(2,527)	10,213

Total non-operating (income) expenses	185	554	954	(1,806)	11,493

Income (loss) before tax	4,038	5,539	3,298	22,252	(5,674)
Income tax expense (benefit)	766	751	46	2,085	(119)

Income (loss) from continuing operations	3,272	4,788	3,252	20,167	(5,555)
Loss (Income) from discontinued operations	-	-	(230)	-	(354)
Cumulative effect of change in accounting
principle	-	-	-	343	-

Income (loss) before minority interest	3,272	4,788	3,482	19,824	(5,201)
Minority interest	538	607	540	2,408	(510)

Net income (loss)	2,734	4,181	2,942	17,416	(4,691)

Per share data:
Earnings (loss) per share
– Basic	NT$0.62	NT$0.95	NT$0.67	NT$3.95	NT$(1.07)

– Diluted	NT$0.59	NT$0.91	NT$0.65	NT$3.77	NT$(1.07)

Earnings (loss) per pro forma equivalent ADS

– Basic	US$0.094	US$0.145	US$0.101	US$0.609	US$(0.167)

– Diluted	US$0.090	US$0.139	US$0.095	US$0.580	US$(0.167)

Number of weighted average shares used in	4,693,690	4,673,918	4,615,664	4,664,595	4,370,514
diluted EPS calculation (in thousands)

Exchange rate (NT$ per US$1)	32.84	32.70	33.40	32.48	32.08

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

	As of Dec. 31, 2006	As of Sep. 30, 2006

Current assets:
Cash and cash equivalents	15,735	22,980
Financial assets – current	10,904	7,496
Notes and accounts receivable	11,446	14,134
Inventories	5,674	5,893
Others	4,993	3,689

Total current assets	48,752	54,192
Financial assets – non current	5,735	5,612
Properties – net	73,506	73,123
Other assets	9,027	11,594

Total assets	137,020	144,521

Current liabilities:
Short-term debts – revolving credit	2,868	7,526
Short-term debts – current portion of long-term
debts	1,833	3,974
Short-term debts – current portion of bonds payable	3,798	-
Notes and accounts payable	7,296	8,978
Others	12,194	12,118

Total current liabilities	27,989	32,596
Long-term debts	23,639	26,260
Long-term bonds payable	5,759	9,588
Other liabilities	2,506	2,481

Total liabilities	59,893	70,925
Minority interest	11,107	10,545
Shareholders’ equity	66,020	63,051

Total liabilities & shareholders’ equity	137,020	144,521

Current Ratio	1.74	1.66
Net Debt to Equity	0.15	0.23